Exhibit 99.1

PetroChina Signs a Petroleum Contract

with CNOOC China Limited

(24 April 2019, Beijing) – PetroChina Company Limited (“the Company”, HKSE: 0857; NYSE: PTR; SSE: 601857) today announced that the Company has signed a Petroleum Contract with CNOOC China Limited, subsidiary of CNOOC Limited, for Beibu Gulf 23/29 Block and Beibu Gulf 24/11 Block (“Contract Area”).

Beibu Gulf 23/29 Block and Beibu Gulf 24/11 Block are located in the Fushan sag and Leidong sag of Beibu Gulf Basin in South China Sea respectively. Beibu Gulf 23/29 Block covers a total area of 980 square kilometers with a water depth of 0-85 meters. Beibu Gulf 24/11 Block covers a total area of 464 square kilometers with a water depth of 20-40 meters.

According to terms of the Petroleum Contract, PetroChina shall act as the operator during the exploration period in the Contract Area and bear 70% of direct exploration expenditures. CNOOC China Limited bears the other 30% of direct exploration expenditures. The other exploration expenditures shall be borne by each party separately and shall not be credited to the relevant joint account. Once entering into the development and production phase, the two parties, each with 50% participating interests of the Contract Area, shall set up a joint operation organization to act as joint operators.

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited
For further information, please contact:
PetroChina Company Limited

PR Agency (Overseas media):
Hill+Knowlton Strategies	Fax: (852) 2576 1990
Sammie Zhang	Tel: (852) 2894 6252
E-mail: Sammie.Zhang@hkstrategies.com

PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Liu Ping	Tel: (8610) 5166 3828
E-mail: ping.liu@everbloom.com.cn